SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1997

                                OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from __________ to ___________

                 Commission file number 33-56369

            JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                     (Full title of the plan)

                   JEFFERSON-PILOT CORPORATION
   (Name of the issuer of the securities held pursuant to the plan)

                          100 North Greene Street
                     Greensboro, North Carolina  27401
                  (Address of principal executive office)

                JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                           TABLE OF CONTENTS


Report of Independent Auditors

Financial Statements

  Statements of Net Assets Available for Benefits, with Fund Information - December 31, 1997 and 1996

  Statements of Changes in Net Assets Available for Benefits, with Fund Information - Year Ended December 31, 1997 and 1996

  Notes to Financial Statements


Supplemental Schedules

  Schedule of Assets Held for Investment Purposes at December 31, 1997
    (Form 5500 - Item 27a)

  Schedule of Reportable Transactions for the Year Ended December 31, 1997 (Form 5500 - Item 27d)

    Supplemental Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or notes thereto.

Signatures

Exhibit

                   Report of Independent Auditors


To the Plan Administrator and Participants
Jefferson-Pilot Corporation Teamshare Plan

We have audited the accompanying statements of net assets available for benefits of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP
Greensboro, NC
May 29, 1998

                             Jefferson-Pilot Corporation
                                   Teamshare Plan

                    Statements of Net Assets Available for Benefits,
                                with Fund Information

                                  December 31, 1997

                                  JP Life
                               Guaranteed                    Jefferson-Pilot Life Separate Account B
                                 Account
                                ----------  ---------------------------------------------------------------------------------------
                                                                          Fidelity   Fidelity     Fidelity
                                  JP Life   Jefferson-Pilot Oppenheimer  VIP Equity    VIP          VIP
                                Guaranteed      Common         Bond       Income     Growth      Overseas      Loan
                                   Fund       Stock Fund       Fund        Fund       Fund         Fund        Fund        Total
Assets
Investments:
 At fair value:
   Pooled separate accounts     $         -   $19,985,784  $ 2,957,772  $11,553,498  $13,586,516  $3,529,446  $      -  $51,613,016
   Participant notes receivable           -             -            -            -            -           -   904,078      904,078
 At contract value:
   Guaranteed insurance contract  4,584,303             -            -            -            -           -         -    4,584,303
                                -----------    ----------   ----------   ----------   ----------  ----------  --------  -----------
Total investments                 4,584,303    19,985,784    2,957,772   11,553,498   13,586,516   3,529,446   904,078   57,101,397

Receivables:
   Employer's matching
     contribution                         -        44,455            -            -            -           -         -       44,455
   Employer's Gainshare
     contribution                         -     1,288,863            -            -            -           -         -    1,288,863
   Participants' contributions        9,816        29,052        8,313       40,363       43,298      15,468         -      146,310
   Interest receivable               10,101             -            -            -            -           -         -       10,101
                                -----------   -----------   ----------  -----------   ----------- ----------  --------  -----------
Total receivables                    19,917     1,362,370        8,313       40,363      43,298      15,468         -     1,489,729
                                -----------   -----------   ----------  -----------   ----------- ----------  --------  -----------
Net assets available for
  benefits                      $ 4,604,220   $21,348,154   $2,966,085  $11,593,861  $13,629,814  $3,544,914  $904,078  $58,591,126
                                ===========   ===========   ==========  ===========  ===========  ==========  ========  ===========

See accompanying notes.

                             Jefferson-Pilot Corporation
                                   Teamshare Plan

                    Statements of Net Assets Available for Benefits,
                          with Fund Information (continued)

                                  December 31, 1996

                                  JP Life
                                Guaranteed                    Jefferson-Pilot Life Separate Account B
                                 Account
                                ----------  -----------------------------------------------------------------------------------
                                                                        Fidelity     Fidelity    Fidelity
                                  JP Life  Jefferson-Pilot Oppenheimer     VIP          VIP         VIP
                                Guaranteed     Common        Bond      Equity-Income  Growth     Overseas      Loan
                                   Fund       Stock Fund     Fund          Fund        Fund        Fund        Fund        Total
Assets
Investments:
 At fair value:
   Pooled Separate Accounts     $         -  $ 9,032,165  $ 1,703,522  $5,478,672   $7,295,457   $1,793,634  $      -  $25,303,450
   Participant notes receivable           -            -            -           -            -            -   303,943      303,943
Guaranteed insurance contracts,
 at contract value                5,191,914            -            -           -            -            -         -    5,191,914
                                -----------  -----------  -----------  ----------   ----------   ----------  --------  -----------
Total investments                 5,191,914    9,032,165    1,703,522   5,478,672    7,295,457    1,793,634   303,943   30,799,307

Receivables:
   Employer's matching
     contribution                         -       25,578            -           -            -            -         -       25,578
   Employer's Gainshare
     contribution                         -    2,656,610            -           -            -            -         -    2,656,610
   Participants' contributions       33,655      116,068       26,251      95,254      133,272       32,660         -      437,160
   Interest receivable               20,278            -            -           -            -            -         -       20,278
                                -----------  -----------  -----------  ----------   ----------   ----------  --------  -----------
Total receivables                    53,933    2,798,256       26,251      95,254      133,272       32,660         -    3,139,626
                                -----------  -----------  -----------  ----------   ----------   ---------   --------  -----------
Net assets available for
  benefits                      $ 5,245,847  $11,830,421  $ 1,729,773  $5,573,926   $7,428,729   $1,826,294  $303,943  $33,938,933
                                ===========  ===========  ===========  ==========   ==========   ==========  ========  ===========

See accompanying notes.

                              Jefferson-Pilot Corporation
                                     Teamshare Plan

               Statements of Changes in Net Assets Available for Benefits,
                                   with Fund Information

                               Year ended December 31, 1997
                             JP Life
                           Guaranteed                    Jefferson-Pilot Life Separate Account B
                             Account
                           ----------  ---------------------------------------------------------------------------------------
                                                                   Fidelity     Fidelity     Fidelity
                             JP Life  Jefferson-Pilot Oppenheimer     VIP          VIP          VIP
                           Guaranteed   Common Stock     Bond    Equity-Income   Growth      Overseas       Loan
                              Fund          Fund         Fund        Fund         Fund         Fund         Fund       Total
Additions to net assets
 attributed to:
 Investment income:
   Net appreciation in fair
   value of investments     $       -  $ 5,006,143   $  211,888  $1,865,566   $1,990,115   $  173,492    $      -   $ 9,247,204
   Interest                   269,463            -            -           -            -            -           -       269,463
   			          ---------  -----------   ----------  ----------   ----------   ----------    --------   -----------
Total investment income       269,463    5,006,143      211,888   1,865,566    1,990,115      173,492           -     9,516,667

 Contributions:
    Participants'             496,824    1,648,187      428,624   1,741,757    2,304,225      678,262           -     7,297,879
    Rollovers from Chubb      713,752    1,139,440      748,502   2,968,021    2,414,734      941,960     586,163     9,512,572
    Rollovers                  33,918       75,320       14,206     176,809      214,534       49,306           -       564,093
    Employer matching               -    1,167,966            -           -            -            -           -     1,167,966
    Gainshare                       -    1,288,863            -           -            -            -           -     1,288,863
                           ----------  -----------   ----------  ----------   ----------   ----------    --------  ------------
Total contributions         1,244,494    5,319,776    1,191,332   4,886,587    4,933,493    1,669,528     586,163    19,831,373
                           ----------  -----------   ----------  ----------   ----------   ----------    --------  ------------
Total additions             1,513,957   10,325,919    1,403,220   6,752,153    6,923,608    1,843,020     586,163    29,348,040


Deductions from net assets
  attributed to:
Payments to beneficiaries
  and participants          2,015,828      613,328      143,857     992,763      839,783       90,288           -     4,695,847
                           ----------  -----------   ----------  ----------   ----------   ----------    --------   -----------

Net increase (decrease) prior
  to interfund transfers     (501,871)   9,712,591    1,259,363   5,759,390    6,083,825    1,752,732     586,163    24,652,193
Interfund transfers (net)    (139,756)    (194,858)     (23,051)    260,545      117,260      (34,112)     13,972             -
                           ----------  -----------   ----------  ----------   ----------   ----------    --------   -----------
Net increase (decrease)      (641,627)   9,517,733    1,236,312   6,019,935    6,201,085    1,718,620     600,135    24,652,193
Net assets available for
 benefits:
  Beginning of year         5,245,847   11,830,421    1,729,773   5,573,926    7,428,729    1,826,294     303,943    33,938,933
                           ----------  -----------   ----------  ----------  -----------   ----------    --------   -----------
  End of year              $4,604,220  $21,348,154   $2,966,085 $11,593,861  $13,629,814   $3,544,914    $904,078   $58,591,126
                           ==========  ===========   ========== ===========  ===========   ==========    ========   ===========

See accompanying notes.

                              Jefferson-Pilot Corporation
                                     Teamshare Plan

               Statements of Changes in Net Assets Available for Benefits,
                                   with Fund Information

                               Year ended December 31, 1996
                            JP Life
                          Guaranteed                    Jefferson-Pilot Life Separate Account B
                            Account
                          ----------  ---------------------------------------------------------------------------------------
                                                                 Fidelity     Fidelity    Fidelity
                            JP Life  Jefferson-Pilot Oppenheimer    VIP          VIP         VIP
                          Guaranteed   Common Stock     Bond   Equity-Income   Growth     Overseas     Loan
                             Fund          Fund         Fund       Fund         Fund         Fund       Fund         Total
Additions to net assets
 attributed to:
 Investment income:
    Net appreciation in fair
    value of investments    $       -  $   673,656   $   54,711  $  453,252   $  486,485  $ 155,298    $      -   $ 1,823,402
    Interest                  118,551            -            -           -            -          -      10,255       128,806
    Dividends                       -      168,401            -           -            -          -           -       168,401
                           ----------  -----------   ----------  ----------   ---------- ----------    --------   -----------
                              118,551      842,057       54,711     453,252      486,485    155,298      10,255     2,120,609

 Contributions:
    Participants              466,472    1,564,756      406,903   1,299,906    1,933,261    528,808           -     6,200,106
    Net transfers           3,639,299    1,549,797      462,317   1,897,926    2,449,471    286,980     314,902    10,600,692
    Employer rollovers         56,694       91,610       83,977     202,176      188,095      5,865           -       628,417
    Employer matching               -      444,328            -           -            -          -           -       444,328
    Gainshare                       -    2,656,610            -           -            -          -           -     2,656,610
                           ----------  -----------   ----------  ----------   ---------- ----------    --------  ------------
Total contributions         4,162,465    6,307,101      953,197   3,400,008    4,570,827    821,653     314,902    20,530,153
                           ----------  -----------   ----------   ----------  ---------- ----------    --------  ------------
Total additions             4,281,016    7,149,158    1,007,908   3,853,260    5,057,312    976,951     325,157    22,650,762


Deductions from net assets
  attributed to:
Payments to beneficiaries
  and participants            149,551      311,424       34,926     135,284      260,209     39,277           -       930,671
                           ----------  -----------   ----------  ----------   ----------  ---------    --------   -----------

Net increase prior to
  interfund transfer        4,131,465    6,837,734      972,982   3,717,976    4,797,103    937,674     325,157    21,720,091
Interfund transfers (net)       3,828       93,200      (25,596)     14,861       15,963    (13,359)    (88,897)            -
                           ----------  -----------   ----------  ----------   ----------  ---------    --------   -----------
Net increase                4,135,293    6,930,934      947,386   3,732,837    4,813,066    924,315     236,260    21,720,091
Net assets available for
 benefits:
 Beginning of year          1,110,554    4,899,487      782,387   1,841,089    2,615,663    901,979      67,683    12,218,842
                          -----------  -----------   ----------  ----------   ----------  ---------    --------   -----------
 End of year               $5,245,847  $11,830,421   $1,729,773  $5,573,926   $7,428,729 $1,826,294    $303,943   $33,938,933
                          ===========  ===========   ==========  ==========   ==========  =========    ========   ===========

See accompanying notes.

                            Jefferson-Pilot Corporation
                                  Teamshare Plan

                            Notes to Financial Statements

                       Years ended December 31, 1997 and 1996


1. Description of Plan

The following description of the Jefferson-Pilot Corporation (the Company) Teamshare Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution and profit sharing plan covering all full time employees of Jefferson-Pilot Corporation and the following subsidiaries (collectively, the Sponsor) who have at least one year of service and are age twenty-one or older:

Jefferson-Pilot Life Insurance Company
Jefferson-Pilot Communications Company
Jefferson-Pilot Communications Company of Virginia
WCSC, Inc.
Alexander Hamilton Life Insurance Company of America ("AH Life")
First Alexander Hamilton Life Insurance Company ("FAHL")
Chubb America Service Corporation

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company serves as a Plan administrator and named fiduciary.

Contributions

Eligible participants may contribute up to 15% of before-tax compensation, as defined in the Plan. The Company contributes the lesser of 10% of a participant's total before-tax contributions for the Plan year that do not exceed 6% of a participant's compensation for the portion of the year during which the participant elected to make before-tax contributions. The minimum funding requirements of ERISA have been met.

"Gainshare" contributions are subject to approval by the Compensation Committee of the Company's Board of Directors. Gainshare contributions are made by the Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan document and (2) whose employer, business unit and, if applicable, business subunit satisfy predetermined financial performance standards, in amounts of up to 4% of compensation.

Employees in Puerto Rico and the U.S. Virgin Islands are not eligible for before-tax or matching contributions, but may participate in "Gainshare" contributions when the eligibility requirements and performance standards are met.

All employer contributions are directed in the Jefferson-Pilot Common Stock
Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations of contributions are based upon participant earnings defined in the Plan document. Investment income, including net appreciation (depreciation) in value of the Funds, is allocated to subaccounts in the same ratio that the value of the subaccount bears to the sum of the values of all participants' accounts. Forfeited balances of terminated participants nonvested accounts are used to reduce Company Gainshare contributions. The balance of forfeited nonvested account was $43,629 and $76,574 for 1997 and 1996, respectively. The benefit which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested in Company contributions after five years of credited service.

Investment Options

A participant may direct employee contributions to the Jefferson-Pilot Life Separate Account B and JP Life Guaranteed Account in 5% increments. There are currently five sub-accounts available under the Jefferson-Pilot Life Separate Account B. Based on employee contributions and investment selections, the Sponsor directs purchase payments to any of the available sub-accounts. All the amounts allocated to each sub-account are invested at net asset value in the shares of one of the following funds:

Jefferson-Pilot Common Stock Fund - Contributions are invested exclusively in the common stock of Jefferson-Pilot Corporation.

Oppenheimer Bond Fund - Contributions are invested in units of a registered investment company that invests in U.S. Government obligations and/or high-quality corporate debt securities.

Fidelity VIP Equity-Income Fund - Contributions are invested in units of a registered investment company that invests in dividend-paying corporate stocks with a portfolio objective of achieving a dividend yield in excess of that of the Standard & Poors ("S & P") 500.

Fidelity VIP Growth Fund - Contributions are invested in units of a registered investment company that invests in corporate stocks or other instruments with a portfolio objective of achieving long-term growth.

Fidelity VIP Overseas Fund - Contributions are invested in units of a registered investment company that invests primarily in foreign corporate stocks.

All employee contributions directed to the JP Life Guaranteed Account are invested in the following fund:

JP Life Guaranteed Fund - Contributions are invested in, and participate in the investment income of, the Jefferson-Pilot Life Insurance Company General Account.

Participants may change investment elections on the first day of the calendar quarter and, subject to rules and limitations imposed by the Company, may transfer assets among Funds. In the event a participant fails to make an investment election, such participant's account is invested in the JP Life Guaranteed Fund.

Participant Notes Receivable

Participants may borrow from their accounts if (1) there is an immediate and heavy financial need and (2) at least two years have elapsed since the member first made contributions to the Plan. Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of the sum of the before-tax contributions account or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan fund. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point. Interest rates range from 9.25-9.50%. Principal and interest are paid ratably through weekly, bi-weekly or bi-monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive the vested value of their account in either a lump sum payment, periodic installments in substantially equal amounts for a period not to exceed 15 years or direct rollover to an eligible retirement plan. Distributions from the Jefferson-Pilot Common Stock Fund may be distributed in cash or in shares of the Company's common stock, if so elected.

2. Summary of Accounting Policies and Income Recognition

Investment Valuation and Income Recognition

The Plan's investments in pooled separate accounts are stated at fair value. The Jefferson-Pilot Common Stock Fund is stated at fair value based on the quoted market price for the Company's common stock, which is traded on the New York Stock Exchange. The JP Life Guaranteed Account is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benefits paid and any expense charges. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of net assets are as follows:


                                                        December 31
             Description                            1997           1996
Investments at fair value:
 Jefferson-Pilot Life Separate Account B:
  Jefferson-Pilot Common Stock Fund              $19,985,784     $9,032,165
  Oppenheimer Bond Fund                            2,957,772      1,703,522
  Fidelity VIP Equity-Income Fund                 11,553,498      5,478,672
  Fidelity VIP Growth Fund                        13,586,516      7,295,457
  Fidelity VIP Overseas Fund                       3,529,446      1,793,634

Investments at contract value:
  JP Life Guaranteed Fund                          4,584,303      5,191,914


The average yield of JP Life Guaranteed Fund for 1997 and 1996 approximated 5.24% and 5.19%, respectively, and the crediting interest rates as of December 31, 1997 and 1996 were 5.00% and 5.25%, respectively. Crediting interest rates are normally adjusted annually and a minimum crediting rate of 3.5% applies. The fair value approximates contract value.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                            December 31
                                                         1997        1996

Net assets available for benefits per the financial
 statements                                          $58,591,126  $33,938,933

Amounts allocated to withdrawn participants           (3,836,000)  (1,569,869)
                                                     -----------  -----------
Net assets available for benefits per the Form 5500  $54,755,126  $32,369,064
                                                     ===========  ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year Ended
                                                                 December 31,
                                                                     1997

Benefits paid to participants per the financial statements       $ 4,695,847
Add:  Amounts allocated on Form 5500 to withdrawn participants
      at December 31, 1997                                         3,836,000
Less: Amounts allocated on Form 5500 to withdrawn participants
      at December 31, 1996                                        (1,569,869)
                                                                 -----------
Benefits paid to participants per the Form 5500                  $ 6,961,978
                                                                 ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Income Tax Status

The Internal Revenue Service determined on March 24, 1997 that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. The plan has been amended since receiving the determination letter.
The Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. Administration and Plan Expenses

The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan's assets unless paid by the Sponsor. During 1997 and 1996, all expenses associated with the Plan were paid for by the Sponsor.

8. Year 2000 Issue (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by third quarter 1999. The Plan sponsor does not expect this project to have a significant effect on plan operations.

                           Supplemental Schedules


                         Jefferson-Pilot Corporation
                                Teamshare Plan
                              EIN:  56-08962180
                              Plan Number:  002

                     Assets Held for Investment Purposes
                            (Form 5500 - Item 27a)

                              December 31, 1997

                                         Number of                   Current
          Description                 Shares or Units      Cost       Value

Jefferson-Pilot Separate Account B:

Pooled Separate Accounts:
 Oppenheimer Bond Fund, registered
  investment company units             218,620 shares  $ 2,711,313 $ 2,957,772
 Fidelity VIP Equity-Income Fund,
  registered investment company units 583,390 shares 9,514,616 11,553,498 Fidelity VIP Growth Fund, registered investment company units 698,198 shares 11,461,135 13,586,516 Fidelity VIP Overseas Fund,
  registered investment company units  253,493 shares    3,302,674   3,529,446
 Jefferson-Pilot Common Stock Fund*    846,855 shares   14,923,221  19,985,784
                                                       ----------- -----------
                                                        41,912,959  51,613,016

 JP Life Guaranteed Account*           5% per annum      4,584,303   4,584,303
 Loans to participants*                9.25% to 9.50%            -     904,078
                                                       ----------- -----------
                                                       $46,497,262 $57,101,397
 *Represents party-in interest.                        =========== ===========

                            Jefferson-Pilot Corporation
                                  Teamshare Plan
                                 EIN:  56-08962180
                                 Plan Number:  002

                         Schedule of Reportable Transactions
                              (Form 5500 - Item 27d)

                           Year ended December 31, 1997


                                                               Current
                                                               Value of
                                                               Asset on
                           Purchase      Selling    Cost of   Transaction  Gain
Description of Asset         Price        Price      Asset       Date     (Loss)

Category i - Individual transactions in excess of 5% of plan assets
--------------------------------------------------------------------------------
Fidelity VIP Equity -
  Income Fund             $2,065,866   $       -  $2,065,866 $2,065,866 $      -
Fidelity VIP Equity -
  Income Fund              1,788,659           -   1,788,659  1,788,659        -
Jefferson-Pilot Common
  Stock Fund               2,656,610           -   2,656,610  2,656,610        -

Category iii - Series of transactions in excess of 5% of plan assets
--------------------------------------------------------------------------------
Jefferson-Pilot Common
  Stock Fund               6,789,818           -   6,789,818  6,789,818        -
                                   -     995,004     842,342    995,004  152,662
Fidelity VIP Equity -
  Income Fund              5,282,640           -   5,282,640  5,282,640        -
                                   -   1,128,055   1,073,380  1,128,055   54,675
Fidelity VIP Growth
  Fund                     5,263,309           -   5,263,309  5,263,309        -
                                   -   1,028,489     962,365  1,028,489   66,124

There were no category (ii) or (iv)reportable transactions during 1997.


SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on June 30, 1997.

                                        JEFFERSON-PILOT CORPORATION

                                         By: /s/ Hoyt J. Phillips
                                                 Senior Vice President,
                                                 Human Resources

    Exhibit

                     Consent of Independent Auditors


    We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-56369) pertaining to the Jefferson-Pilot Corporation Teamshare Plan of Jefferson-Pilot Corporation of our report dated May 29, 1998, with respect to the financial statements and schedules of the Jefferson-Pilot Corporation Teamshare Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.


/s/ Ernst & Young LLP
    Greensboro, North Carolina
    June 24, 1997